Notice Document
Dated: May 1, 2026

First Symetra Spinnaker Variable Annuity
Issued By: First Symetra National Life Insurance Company of New York

The prospectus for the First Symetra Spinnaker Variable Annuity contains more information about the contract, including its features, benefits, and risks. You can find the prospectus and other information about First Symetra Spinnaker Variable Annuity online at www.symetra.com/regulatoryreports. You can also obtain this information at no cost by calling 1-800-796-3872 or by sending an email request to regulatoryreports@symetra.com.

Additional general information about certain investment products, including variable annuities has been prepared by the Securities and Exchange Commission’s staff and is available at www.Investor.gov.

The First Symetra Spinnaker Variable Annuity Prospectus and Statement of Additional Information dated June 16, 1997, as supplemented, are incorporated herein by reference.

UPDATED INFORMATION ABOUT YOUR CONTRACT
The information in this Notice Document is a summary of certain contract features that have changed since the May 1, 2025 Notice Document. This may not reflect all of the changes that have occurred since you entered into your First Symetra Spinnaker Variable Annuity Contract.

There have been no changes since the last Notice Document.

KEY INFORMATION
Important information you should consider about the contract. For more information, see the First Symetra Spinnaker Variable Annuity prospectus dated June 16, 1997, as supplemented.

FEES AND EXPENSES
Charges for Early Withdrawals	A Withdrawal Charge of $25 or 2% of the amount withdrawn, whichever is less, will apply to each withdrawal after the first withdrawal each contract year.
Transaction Charges	A Transfer Charge of $10 or 2% of the amount transferred, whichever is less, will apply upon each transfer in excess of 12 transfers in a contract year.
Ongoing Fees and Expenses (annual charges)
The table below describes the fees and expenses that you may pay each year, depending on the options you choose. Please refer to your contract data page for information about the specific fees you will pay each year based on the options you have elected.

Annual Fee	Minimum	Maximum
Base Contract (1)	1.91%	2.67%
Portfolio Fees & Expenses (2)	0.50%	1.26%

(1) Base contract fees are expressed as a percentage of Separate Account assets, and include mortality and expense risk fees, which are charged as a percentage of contract value, and the annual contract fee, which is a fixed dollar amount.
(2) Portfolio fees and expenses are expressed as a percentage of the Portfolio’s net asset value and include management fees, distribution and/or service 12b-1 fees, and other expenses (before any waivers or expense reimbursement).

Because your contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the contract, which could add charges that substantially increase costs.

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Lowest Annual Cost: $1,699.75	Highest Annual Cost: $2,289.50
The Lowest Annual Cost shown above assumes the following:

•Investment of $100,000
•5% annual appreciation
•Least expensive combination of Contract Classes and Portfolio Company fees and expenses
•No sales charges
•No additional purchase payments, transfers or withdrawals

The Highest Annual Cost shown above assumes the following:

•Investment of $100,000
•5% annual appreciation
•Most expensive combination of Contract Classes and Portfolio Company fees and expenses
•No sales charges
•No additional purchase payments, transfers or withdrawals

RISKS
Risk of Loss	You may lose money by investing in the contract.
Not a Short-Term Investment
The contract is not a short-term investment and is not appropriate if you need ready access to cash. Withdrawals may result in a withdrawal charge of $25 or 2% (whichever is less) which will reduce the value of your Contract. The benefits of tax deferral and living benefit protections also mean the contract is more beneficial to investors with a long time horizon. Tax penalties may apply to withdrawals taken before age 59 ½. Transfer limits and fees designed to deter marketing timing may apply under policies designed to deter frequent trading and market timing.

Risks Associated with Investment Options
Investment in the contract is subject to the risk of poor investment performance and can vary depending on the performance of the Portfolios available under the contract. Each Portfolio has its own unique risks. You should review these Portfolios before making an investment decision.

Insurance Company Risks
Investment in the contract is subject to the risks related to First Symetra National Life Insurance Company of New York. Any obligations, (including obligations related to the Fixed Account and Sub-accounts), guarantees, and benefits provided for under the contract are subject to our financial strength and claims-paying ability. More information about us, including our financial strength ratings, is available upon request by calling 1-800-796-3872, or visiting us at www.symetra.com/regulatoryreports.

RESTRICTIONS
Investments
You may allocate amounts under the contract to one or more of the Sub-accounts available to you. Certain Sub-accounts are closed to new investors and only available to contract Owners who have been continuously invested in them as of a certain date. Once a contract Owner has transferred the entire value out of one of these closed Sub-accounts, the Sub-account is no longer available to the contract Owner for investment. You may also allocate money to the First Symetra Fixed Account, which credits guaranteed interest rates. We reserve the right to add, combine, restrict or remove any Sub-account available as an investment option under your contract. We further reserve the right to restrict or remove the First Symetra Fixed Account as an investment option available under the contract.

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TAXES
Tax Implications
You should consult a competent tax professional about your individual circumstances to determine the tax implications of an investment in and purchase payments received under the contract. There is no additional tax benefit if you purchased the contract through a tax-qualified plan or individual retirement account (IRA). Access to amounts held in a qualified contract may be restricted or prohibited.

All distributions other than death benefits, including surrenders, withdrawals and loans taken or secured by the contract will be subject to ordinary income tax, and may be subject to tax penalties.

CONFLICTS OF INTEREST
Investment Professional Compensation
Investment professionals who solicited sales of the contracts receive a portion of the commission payable to the broker-dealer firm, depending on the agreement between the broker-dealer and the investment professional. We pay commissions as a percentage of Purchase Payments invested in the contract.

An investment professional may receive different compensation for selling different investment products and may have a financial incentive to offer or recommend one investment product over another.

Exchanges
An investment professional may have a financial incentive to offer you a new contract in the place of one you already own.

You should not exchange this contract for another one unless you determine, after comparing the features, fees and risks of both contracts, that it is in your best interest.

EDGAR Contract Identifier: C000003379

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APPENDIX: PORTFOLIOS AVAILABLE UNDER THE CONTRACT
The following is a list of Portfolios available under the contract. More information about the Portfolios is available in the prospectuses for the Portfolios, which may be amended from time to time and can be found online at www.symetra.com/regulatoryreports. You can also request this information at no cost by calling 1-800-796-3872 or by sending an email request to regulatoryreports@symetra.com.

The current expenses and performance information below reflects fees and expenses of the Portfolios, but do not reflect the other fees and expenses that your contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Portfolio’s past performance is not necessarily an indication of future performance.

TYPE	PORTFOLIO NAME AND ADVISOR	CURRENT EXPENSES (As of 12/31/2025)	AVERAGE ANNUAL TOTAL RETURN (As of 12/31/2025)
			1 Year	5 Year	10 Year
Asset Allocation	Federated Hermes Managed Volatility Fund II - Primary Shares Federated Advisory Services Company (FASC), an affiliate of the Co-Advisers, Federated Investment Management Company (FIMCO) and Federated Equity Management Company of Pennsylvania (FEMCOPA)	0.97%**	7.03%	6.56%	6.85%
Money Market	Fidelity® VIP Government Money Market Portfolio - Service Class 2 Fidelity Management & Research Company LLC (FMR) (*)	0.50%	3.86%	2.90%	1.83%
Asset Allocation	LVIP American Century Balanced Fund - Standard Class II American Century Investment Management, Inc.	0.77%**	9.62%	6.49%	8.03%
Bond	Victory Pioneer Bond VCT Portfolio - Class I Shares Victory Capital Management Inc.	0.87%**	9.17%	0.74%	2.84%
U.S. Equity	Victory Pioneer Fund VCT Portfolio - Class I Shares Victory Capital Management Inc.	0.75%**	23.35%	14.98%	15.75%
U.S. Equity	Victory Pioneer Mid Cap Value VCT Portfolio - Class I Shares Victory Capital Management Inc.	1.01%**	11.19%	11.16%	9.01%
U.S. Equity	Victory Pioneer Select Mid Cap Growth VCT Portfolio - Class I Shares Victory Capital Management Inc.	0.86%**	20.47%	5.73%	11.93%
International Equity	Voya Global High Dividend Low Volatility Portfolio - Class S Voya Investments, LLC	0.85%**	18.73%	10.25%	8.78%
International Equity	VY JPMorgan Emerging Markets Equity Portfolio - Class I Voya Investments, LLC Sub-Advised by J.P. Morgan Investment Management, Inc.	1.19%**	39.06%	0.29%	9.27%
We do not guarantee that each Portfolio will be available for investment through the contract.

* Fidelity and the Fidelity Investments Logo are registered service marks of FMR LLC.  Used with permission.

** Annual expenses reflect temporary fee reductions.
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